EMU Securities LLC

Financial Statements and Supplementary Schedules
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2018

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69725

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/18___ AND ENDING ___12/31/18___
 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

EMU Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway – Room 9
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum   (212) 509-7800
                                              (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates LLC
(Name - if individual, state last, first, middle name)

11 Broadway Suite 700	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-
5(e)(2). SEC 1410 (3-91)

EMU Securities LLC
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm
[x] Facing Page.
[x] Statement of Financial Condition.
[x] Statement of Operations.
[x] Statement of Changes in Member's Equity.
[x] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[x] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
       under the Securities Exchange Act of 1934.
[x] Computation for Determination of Reserve Requirements for Brokers and Dealers
       Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[x] Information Relating to the Possession or Control Requirements for Brokers and
       Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
       Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
       Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
       Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since
       the date of the previous audit (Supplemental Report on Internal Control).
[x] Independent Auditors' Report Regarding Rule 15c3-3 exemption.
[x] Rule 15c3-3 Exemption Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).





AFFIRMATION

I, Fredric Obsbaum, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to EMU Securities LLC for the year ended December 31, 2018, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Fredric Obsbaum

Signature

CEO

Title

Subscribed and sworn to before me

Cassondra E. Joseph

CASSONDRA E. JOSEPH
NOTARY PUBLIC-STATE OF NEW YORK
No. 02JO6300319
Qualified in New York County
My Commission Expires March 31, 2022

EMU Securities LLC

Index
December 31, 2018



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
EMU Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of EMU Securities LLC (the "Company") as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I and Schedule II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

YSL & Associates LLC

We have served as EMU Securities LLC's auditor since 2016.

New York, NY

February 19, 2019

EMU Securities LLC

Statement of Financial Condition
December 31, 2018

Assets		
Cash	$	15,140
Prepaid expenses and other assets		2,239
Total assets	**$**	**17,379**
Liabilities and Member's Equity		
Accrued expenses and other liabilities	$	13
Member's equity		17,366
Total liabilities and member's equity	**$**	**17,379**

The accompanying notes are an integral part of these financial statements.

EMU Securities LLC

Statement of Operations
For the Year Ended December 31, 2018

Revenues		
Advisory fees	$	20,617
Interest income		8
Total revenue		20,625
Expenses		
Professional fees		9,000
Regulatory fees and expenses		3,319
Service fee		1,200
Other expenses		665
Total expenses		14,184
Net income	$	**6,441**

The accompanying notes are an integral part of these financial statements.

EMU Securities LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2018

Balance, January 1, 2018	$	10,925
Net income		6,441
Balance, December 31, 2018	$	17,366

The accompanying notes are an integral part of these financial statements.

EMU Securities LLC

Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flows from operating activities		
Net income	$	6,441
Adjustments to reconcile net income to net cash provided by operating activities		
(Increase) in operating asset		
Prepaid expenses and others		(771)
(Decrease) in operating liability		
Accrued expenses and other liabilities		(1,087)
Net cash provided by operating activities		4,583
Cash		
Beginning of year		10,557
End of year	$	15,140

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
December 31, 2018

1. **Organization and Business**

   EMU Securities LLC (the "Company"), a New York limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

   The primary business of the Company is to act as a broker-dealer selling private placements of securities.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Revenue
   The Company earns revenue by way of fees for advisory services. Revenues from services provided are recognized at the time there is persuasive evidence that the company's performance obligations have been substantially completed pursuant to the terms of an engagement letter, the fee is determinable and collection of the related receivable is reasonably assured. Expenses directly associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded.

   Cash
   All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

   Income Taxes
   The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes.

   At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense.

3. **Transactions with Related Parties**

The Company maintains an intercompany services agreement (the "Expense Sharing Agreement") with an affiliated company, whereby the affiliate provides accounting, administrative, office space, and other services. Total services charged for the year were $1,200 and were paid in full.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $15,127 which exceeded the required net capital of $5,000 by $10,127.

The Company does not hold customers' cash or securities; therefore, it has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

5. **Concentration**

Two customers accounted for 100% of the total revenue.

6. **Revenue Recognition**

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to member's equity as of January 1, 2018

EMU Securities LLC

Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2018

Member's equity	$	17,366
Deductions		
Prepaid expenses and other assets		2,239
Net capital		15,127
Minimum capital requirement (the greater of $5,000 or 6 2/3%		
of aggregate indebtedness)		5,000
Excess net capital	$	10,127
Aggregate indebtedness - accounts payable and accrued expenses	$	13
Ratio of aggregate indebtedness to net capital		0.001 to 1

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2018.

EMU Securities LLC

Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission December 31, 2018

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
EMU Securities LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) EMU Securities LLC (the "Company") may file an exemption report because it had no obligations under 17 C.F.R.§240.15c3-3 and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the most recent fiscal year. The Company's management is responsible for compliance with 17 C.F.R.§240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

YSL & Associates LLC

New York, NY
February 19, 2019

EMU Securities LLC

Rule 15c3-3 Exemption Report
Year Ended December 31, 2018

To the best of my knowledge and belief, EMU Securities LLC (the "Company") states the following:

The Company does not hold customers' cash or securities on behalf of customers and, therefore has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934. In addition, as a result of the Company having no obligations under SEC Rule 15c3-3, it may file an Exemption Report.

The Company had no exceptions under SEC Rule 15c3-3 throughout the year ending December 31, 2018.



CEO